UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Invacare Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46124A101

(CUSIP Number)

Dov Gertzulin

DG Capital Management, LLC

460 Park Avenue, 22nd Floor

New York, NY 10022

(646) 942-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46124A101	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS DG Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,753,537 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,753,537 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,753,537 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.1% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1)

Includes 21,616,743 shares of common stock, par value $0.001 per share (the “Common Stock”), of Invacare Holdings Corporation (the “Issuer”) that may be issued upon conversion of the 1,408,002 shares of the Issuer’s 9.00% Series A Convertible Participating Preferred Stock (the “Convertible Preferred Stock”) beneficially owned by the Reporting Person. As of December 15, 2023, the most recent quarterly dividend date, the Convertible Preferred Stock conversion ratio was adjusted to 15.3528:1 to reflect an accruing payment-in-kind dividend at 9.00% per annum.

(2)

Calculated based on 31,616,723 shares of Common Stock, which includes 21,616,743 shares of Common Stock issuable upon conversion of the Reporting Person’s holdings of Convertible Preferred Stock, plus 9,999,980 shares of Common Stock outstanding as of May 12, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2023.

CUSIP No. 46124A101	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS Dov Gertzulin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,753,537 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,753,537 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,753,537 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.1% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

(1)

Includes 21,616,743 shares of Common Stock of the Issuer that may be issued upon conversion of the 1,408,002 shares of the Convertible Preferred Stock beneficially owned by the Reporting Person. As of December 15, 2023, the most recent quarterly dividend date, the Convertible Preferred Stock conversion ratio was adjusted to 15.3528:1 to reflect an accruing payment-in-kind dividend at 9.00% per annum.

(2)

Calculated based on 31,616,723 shares of Common Stock, which includes 21,616,743 shares of Common Stock issuable upon conversion of the Reporting Person’s holdings of Convertible Preferred Stock, plus 9,999,980 shares of Common Stock outstanding as of May 12, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023.

CUSIP No. 46124A101	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS DG Value Partners II Master Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,008,650 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,008,650 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,008,650 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.9% (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Includes 18,208,733 shares of Common Stock of the Issuer that may be issued upon conversion of the 1,186,022 shares of the Convertible Preferred Stock beneficially owned by the Reporting Person. As of December 15, 2023, the most recent quarterly dividend date, the Convertible Preferred Stock conversion ratio was adjusted to 15.3528:1 to reflect an accruing payment-in-kind dividend at 9.00% per annum.

(2)

Calculated based on 28,208,713 shares of Common Stock, which includes 18,208,733 shares of Common Stock issuable upon conversion of the Reporting Person’s holdings of Convertible Preferred Stock, plus 9,999,980 shares of Common Stock outstanding as of May 12, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023.

CUSIP No. 46124A101	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS DG Value Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,069,608 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,069,608 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,069,608 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4% (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Includes 1,883,433 shares of Common Stock of the Issuer that may be issued upon conversion of the 122,677 shares of the Convertible Preferred Stock beneficially owned by the Reporting Person. As of December 15, 2023, the most recent quarterly dividend date, the Convertible Preferred Stock conversion ratio was adjusted to 15.3528:1 to reflect an accruing payment-in-kind dividend at 9.00% per annum.

(2)

Calculated based on 11,883,413 shares of Common Stock, which includes 1,883,433 shares of Common Stock issuable upon conversion of the Reporting Person’s holdings of Convertible Preferred Stock, plus 9,999,980 shares of Common Stock outstanding as of May 12, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023.

Explanatory Note

This Amendment No. 3 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2023, as amended by Amendment No. 1 on September 11, 2023 and Amendment No. 2 on February 2, 2024 (as amended by this Schedule 13D Amendment, the “Schedule 13D”), is being filed on behalf of DG Capital Management, LLC, a Delaware limited liability company (“DG Capital”), Dov Gertzulin, a citizen of the United States of America, DG Value Partners II Master Fund, LP, a Cayman Islands limited partnership (“DG Value II”) and DG Value Partners, LP, a Delaware limited partnership (“DG Value” and together with DG Capital, Mr. Gertzulin and DG Value II, the “Reporting Persons”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Invacare Holdings Corporation, a Delaware corporation (the “Issuer”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On February 13, 2024, the Reporting Persons, together with the Named Stockholders, representing more than a majority of the voting power of the Issuer’s issued and outstanding capital stock, acted by written consent in lieu of a special meeting to, among other things, appoint Jame Donath, J. Carney Hawks and Samuel Brill as directors of the Issuer and remove Steven Rosen, Randel Owen and Peter Kuipers as directors of the Issuer. In addition, certain provisions of the Issuer’s bylaws were amended to provide the Issuer with greater flexibility relating to the calling of special meetings of directors and the compensation of directors.

The foregoing is not intended to limit the matters previously disclosed in Item 4 of the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 of this Schedule 13D Amendment is hereby incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2024

DG CAPITAL MANAGEMENT, LLC

By:	/s/ Dov Gertzulin
Name:	Dov Gertzulin
Title:	Managing Member

DOV GERTZULIN

/s/ Dov Gertzulin

DG VALUE PARTNERS II MASTER FUND, LP

By:	/s/ Dov Gertzulin
Name:	Dov Gertzulin
Title:	Authorized Signatory

DG VALUE PARTNERS, LP

By:	/s/ Dov Gertzulin
Name:	Dov Gertzulin
Title:	Authorized Signatory